APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Goddard Medical Services LLC
Balance Sheet - unaudited
12/31/19

		Current Period
		[Balance DATE]
ASSETS		
Current Assets:		
Cash	$	1,801.00
Other Current Assets		1,000.00
Total Current Assets		2,801.00
TOTAL ASSETS	**$**	**2,801.00**
LIABILITIES		
Total Current Liabilities		2,575.00
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Retained Earnings		226.00
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		226.00
TOTAL LIABILITIES & EQUITY	**$**	**2,801.00**

I, Sean Goddard, certify that:

1. The financial statements of Goddard Medical Services included in this Form are true and complete in all material respects; and
2. The tax return information of Goddard Medical Services has not been included in this Form as Goddard Medical Services was formed on 09/26/2019 and has not filed a tax return to date.

Signature DocuSigned by: Sean Goddard 45B16C340E7D42F...

Name: Sean Goddard

Title: Owner